May 19, 2006

Robert J. Callander
Chairman of the Board
The Brazil Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, New York 10154



Dear Mr Callander,

Following shareholders approval to liquidate, the Fund announced on 15th May 2006 the plan to discharge its liabilities, sell its assets and anticipated distributing the net proceeds to shareholders completing the liquidation within 90 days, though we note the disclaimer giving no assurances of this timetable.


Given the volatility of the Emerging Markets we hope that any progress with regard to sale is communicated to shareholders in a timely manner. As you know City of London manages our Clients assets in Emerging Markets and is measured against relevant benchmarks. We have been a long-term shareholder of the Fund, on behalf of our Clients accounts, for the underlying exposure it provides. In the event the Fund no longer adheres to its mandate we expect a prompt announcement so that the Funds shareholders are kept informed. Is it the intention for the Fund to remain fully invested for the indicated period as research we have completed would indicate that even a Fund the size of $1 billion invested in the Brazilian market should not require 90 days to liquidate? We have a Fiduciary responsibilitiy to our Client's and we hope you provide the same consideration to the Fund's shareholders, you have a fiduciary responsibility to provide shareholders with Brazilian exposure for as long as the Fund continues or they are informed otherwise.



Sincerely yours,

/s/ Barry M. Olliff
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Barry M. Olliff